Mail Stop 3561

							September 22, 2005

Frank W. Getman
President and Chief Executive Officer
BayCorp Holdings, Ltd.
1 New Hampshire Avenue, Suite 125
Portsmouth, NH  03801


	RE:	BayCorp Holdings, Ltd.
		Form 10-KSB for the Year Ended December 31, 2004 filed
March 31, 2005
		Form 10-Q for the Quarter Ended June 30, 2005 filed
August
5, 2005
            	File No. 1-12527

Dear Mr. Getman:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A - Controls and Procedures, page 24
1. In future filings please revise the section on changes in internal controls over financial reporting to identify "any changes," not just
"significant" changes, that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Report of Independent registered Public Accounting Firm, page F-1
2. Your auditor`s have dual dated their report for certain matters discussed in Notes 1 and 8. Since note 1 is nine pages long with over 20 subsections, it is not clear exactly what information is related to the dual dating. In future filings, if applicable, please request your auditors to be more specific with regard to the information that the dual dating relates to.



Note 2 - Taxes on Income, page F-14
3. Please tell us why you have only presented two years of income tax information related to income statement items. The disclosures in SFAS 109 that are required "for each year presented" should be presented for all three years. Please either amend your Form 10-K or show us what the disclosures will look like and revise future filings.

Note 7 - Investment in HoustonStreet, page F-19
4. In note 7 to indicate that prior to consolidation of HoustonStreet the company`s equity in HoustonStreet`s earnings were $6.6 million.
Please tell us where this item is reported in your income statement.
If you have netted these earnings against any losses please justify your treatment under GAAP. We may have additional comment.

Exhibit 31
5. In future filings on Forms 10-K and 10-Q please delete the title of the officer in the opening sentence of the Certifications . The representations should be made by the individuals in all capacities, not just the capacity of the person`s title. See question 11 of the
Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions dated November 8, 2002 (revised November
14, 2002).

            Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you disagree with any of our comments we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

		You may contact Robert Burnett, Staff Accountant, at
(202)
551-3330 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Michael Moran
								Accounting Branch Chief


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Frank W. Getman
BayCorp Holdings, Ltd.
September 22, 2005
Page 3